PANAMA DREAMING INC.

Edificio Torre El Cangrejo

Segundo piso, Of. No2

Panama City, Panama 0823-03260

January 6, 2012

Mark P. Shuman

Legal – Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                    RE:      Panama Dreaming Inc.

                                                                                                Amendment No. 3 to

                                                                                                Registration Statement on Form S-1

                                                                                                File No. 333-176312

                                                                                                Filed on December 13, 2011

Dear Mr. Shuman:

            In response to your letter dated December 21, 2011, please be advised as to the following:

General.

1.      On June 15, 2011, we executed a consulting agreement with Executive Consulting Services, (ECS) Group to assist us in the preparation of our registration statement. The consulting agreement was filed as Exhibit 10.1 to our Form S-1 Registration Statement filed with the Securities and Exchange Commission on August 15, 2011. Additionally, further disclosure has been filed within the registration statement and all subsequent amendments, clearly defining our relationship with ECS of which Mrs. Natasha Lysiak is the owner. By way of reminder, the following language is found on pages 20 and 25 of the amended S-1 filed herewith:

On June 15, 2011, we executed a consulting agreement whereby we agreed to pay Executive Consulting Services, (ECS) Group $1,000 per month for the next year.  ECS provides administrative support for the day-to-day operations of the Company. Administrative duties include maintaining compliance with regulatory agencies such as Nevada Secretary of State and the Securities and Exchange Commission, maintaining the Corporate Minute Book, is the Company’s bookkeeper, and is an EDGAR/IDEA filing service. Additionally, ECS acts as liaison between the Company’s president and auditor, legal counsel, transfer agent, registered agent and the SEC.  Upon SEC effectiveness, ECS will continue to provide administrative and compliance support especially as it relates to the preparation of financial statements and reports on Form 10-Q, 10-K and 8-K.

With limited experience in the set up and regulatory requirements of operating a public company, management is heavily reliant on experienced professionals it has retained to ensure that the company is in compliance, such as through the use of consultants, attorneys, bookkeepers and auditors.

We have selected for all correspondence to be sent to our attorney’s office for further distribution. There is no indication on the instructions on Form S-1 that state who must receive copies of correspondence. We have selected The Law Office of Conrad C. Lysiak, PS in this case. Additionally, we have provided your office with my direct email address as well as Mr. Conrad Lysiak and Mrs. Natasha Lysiak, of whose roles have previously been defined.

Prospectus Cover Page.

2.      The prospectus cover page has been revised as requested.

Dilution of the Price you Pay for Your Shares, page 13.

3.      The section has been revised to properly reflect the correct amount of dilution for the most recent balance sheet date of September 30, 2011.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 20.

4.      The requested disclosure has been provided.

            Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

/s/ MIGUEL MIRANDA

Miguel Miranda, President and CEO